FORM 3	U.S. SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
	Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB Number: 3235-0104 Expires: April 30, 1997 Estimated average burden hours per response 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Alan Mok	2. Date of Event Requiring Statement (Month/Day/Year) 04/01/01	Issuer Name and Ticker or Trading Symbol American Champion Entertainment, Inc. ACEI
(Last) (First) (Middle) 22320 Foothill Boulevard, Suite 260	3. IRS or Social Security Number of Reporting Person (Voluntary) SS # ###-##-####	5. Relationship of Reporting Person to Issuer (Check all applicable) __X_ Director ___ 10% Owner ____ Officer (give title below) ____ Other (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Hayward, CA 94541
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly (Over)

(Print or Type Responses) SEC 1473 (8-92)

FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Purchase Warrants	04/01/01	12/31/05	Common Stock	1,300,000	$0.16	D

Explanation of Responses:

** International misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Alan Mok, Member of Board of Directors April 3, 2001 **Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient.
See Instruction 6 for procedure.

SEC 1473 (8-92)